IVT Software, Inc.
196 North Crest Place
Lakewood, NJ 08701
Tel:  732-901-0566

July 9, 2008

Colin Webster, ESQ.
Staff Attorney
Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20548

RE:  IVT Software, Inc.
Form S-1 File No. 333-151435

Dear Ms. Webster:

We are responding to your comment letter dated June 20, 2008.

Comment:

1.  We note you are registering the sale of 6,434,169 shares of common stock , which represents over 600% of the Company's outstanding shares held by persons other than Martin Schwartz.  Due to the significant number of shares being registered and the fact that these shares were issued earlier this year, it appears that is offering in an indirect primary offering by the company.  As such you are not permitted to rely upon Rule 415(a)(1)(i) and are not eligible to conduct the offering pursuant to Rule 415(a)(1)(x)………….

Response

We originally issued 912,167 common stock with common stock purchase warrants consisting of Series A, B, and C for an aggregate of 5,515,002 warrants.  The warrants were exercisable by the holders at prices ranging from $.50 to $1.50.  The warrants contained a Call provision allowing the company to call the warrants at anytime by sending notice to warrant holders and providing holders ten days to either exercise the warrants, or the warrants are cancelled.

In response to your comment, we exercised our "Warrant Call" as noted herewith in Subsequent Events.

NOTE 13.  SUBSEQUENT EVENTS:

On June 25, 2008, the Company elected to exercise its "Warrant Call", by providing its "Notice of Call" via certified mail, to all Series A, Series B and Series C warrant holders.

The warrants contained a Call provision as follows:

          (a) The Company shall exercise the Warrant Call by giving to each Warrant Holder a written notice of call (the "Call Notice") at any time   prior to the Expiration Date.

          (b) The Warrant Holders shall exercise their Warrant rights and   purchase the appropriate number of shares of Common Stock and pay for same all within 10 business days of the date of the Call Notice. Any Warrants which are Called and not exercised during such 10 business day period shall thereafter not be exercisable.

 Notices, etc. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such holder furnishes to the Company an address, then to, and at the address of, the last holder of this Warrant who has so furnished an address to the Company.

None of the warrant holders exercised their warrants; consequently, all of the warrants have been cancelled.

Accordingly, in the amended S-1A, we eliminated registration of all common shares previously underlying the warrants, and limited the registration to the 919,167 common shares which were issued and paid for and are thus currently outstanding.  Furthermore, we eliminated all references to the warrants in the Prospectus.

We believe the Company is now eligible to rely on Rule 415(a)(1)(x).  We believe you will concur.

We appreciate your consideration in this matter.

Sincerely,

/s/ Martin Schwartz
Martin Schwartz

PS  Please fax a copy of your response to Brian Reiss, ESQ.  at:  Fax:  714-378-9093